SECURITIES OWNERSHIP STATEMENT

UNDER SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR IMMEDIATE RELEASE

October 17, 2003 Securities Commission services.

EDISON SCHOOL

Systeia Capital Management ("SCM"), an investment management company formed under the laws of France, based in 43-47 Avenue de la Grande Armee 75116 Paris, on behalf of Systeia Event Driven Euro Fund, an open ended trust formed under the laws of Ireland and on behalf of Systeia Event Driven USD Ltd, an open investment company formed under the laws of Cayman Islands(collectively "Systeia Funds"), has acquired in aggregate, on October 29, 2003, an additional 1 100 common shares of Edison School during the bidding contest for Edison School, and as a result of purchases today currently owns this number of common shares, representing approximately 6.73% of the outstanding common shares of Edison School. These purchases were made through the facilities of a United States stock exchange.The purpose of the acquisition of the shares is for investment, and the purchases of the shares by Systeia Funds were made in the ordinary course of business and were not made for the purpose of acquiring control of Edison School. Although Systeia Funds have no specific plan or proposal to acquire or dispose of shares,consistent with its investment purpose, Systeia Funds at any time and from time to time may acquire additional shares or dispose of any or all of its shares depending upon an ongoing evaluation of the investment in the shares, prevailing market conditions, other investment opportunities, liquidity requirements of Systeia Funds and/or other investment considerations.

Hugo Jonca

Legal & Compliance

Telephone (33-1) 58 44 12 12

E-mail: hugo.jonca@systeia.com